Filed pursuant to Rule 424(b)(3)
Registration No. 333-266010
PROSPECTUS SUPPLEMENT No. 5
(to Prospectus dated May 23, 2023)

SPRINGBIG HOLDINGS, INC.
4,510,940 Common Shares

This prospectus supplement updates and supplements the prospectus dated May 23, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266010). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling stockholder named herein (the “Selling Stockholder”) of (i) an aggregate of up to 2,750,000 shares of our common stock, par value $0.0001 per share (“Common Shares”), reserved for issuance upon the conversion of a convertible promissory note of SpringBig Holdings, Inc. (formerly known as Tuatara Capital Acquisition Corporation), a Delaware corporation (the “Company”) currently held by the Selling Stockholder (the “Conversion Shares”), and (ii) an aggregate of up to 1,760,940 Common Shares reserved for issuance upon exercise of warrants issued by the Company to the Selling Stockholder and warrants that may hereafter be issued by the Company to the Selling Stockholder (the “Warrant Shares”).

The Conversion Shares include 916,667 shares issuable upon conversion of an $11,000,000 principal amount convertible promissory note at the original conversion price of $12.00 per share, plus an additional 1,833,333 shares reserved for potential issuance in the event of default or dilution adjustments or repayment of the notes by the Company in shares at prevailing market prices. The Warrant Shares include 586,980 Common Shares issuable upon exercise of the warrants issued on the First Tranche Closing (as defined in the Prospectus), and 1,173,960 additional shares reserved for potential issuance in the event of possible future default or dilution adjustments, at prevailing market prices. To the extent that Common Shares and/or Warrant Shares are issued by the Company under the terms of such notes and warrants, substantial amounts of Common Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of our Common Shares by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the warrants. See “Risk Factors” and “L1 Capital Financing,” as well as Prospectus Supplement No. 1, for additional information.

There is no assurance that the Selling Stockholder will elect to exercise any or all of such warrants and, accordingly, no assurance that we will receive any proceeds from the exercise of the warrants. We believe the likelihood that the Selling Stockholder will exercise the warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Common Shares, which is currently below the exercise price.

We are registering the resale of shares of Common Stock as required by the Registration Rights Agreement, dated as of June 14, 2022, by and among the Company and the Selling Stockholder.

We will pay the expenses of registering the shares of common stock offered by this Prospectus, but all selling and other expenses incurred by the Selling Stockholder will be paid by the Selling Stockholder. The Selling Stockholder may sell our Common Shares offered by this Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this Prospectus under “Plan of Distribution.” The prices at which the Selling Stockholder may sell shares will be determined by the prevailing market price for our common stock or in negotiated transactions.

You should read this Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock is traded on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SBIG”. On August 10, 2023, the last reported sale price of our Common Stock on Nasdaq was $0.266 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 11, 2023.